HUBB Kitchens

Regulation Crowdfunding

Raising up to $467,550
for 8.5% Equity Stake
Suggested Min. Investment: $1,000

Accepting reservations through July
LIVE offering following

Indicate Interest

(https://vicinitycapital.com/ioi-

hubb/)

Coming Soon!

Start date: October 29, 2021

End date: September 30, 2022

Welcome! We are collecting indications of interest for our planned capital raise through Regulation Crowdfunding. Please reference important guidance regarding Rule 206 under the Disclosures section below.

The Deal   Shop Talk   Local Buzz   Q & A

Why fund our local story

- The first ever multi-concept ghost kitchen in an airport, a collaboration between HUBB Kitchens, RDU International, and Reef Kitchens, opened July 2nd, 2022

- As of July 2022 HUBB Kitchens has collected over 700 membership applications and inquiries from

- As of July 2022 HUBB Kitchens has collected over 700 membership applications and inquiries from numerous airports about our "get REEF" virtual food halls.

- HUBB Kitchens is projecting 5 locations by the end of 2022, our third location opening this month on East Lenoir Street.

- Our first location opened December 2020; it was profitable starting March 2021 and is at 100% capacity since September. Our second location is already at 50% capacity in advance of its planned August opening.

- In addition to our culinary incubator services, we operate in the $43.1 billion ghost kitchen industry, which is expected to grow to $71.4 billion by 2027.

Overview

The Opportunity

Consumers and capital are flooding alternative restaurant models

COVID-19 set off a seismic shift in food consumer behavior. With the restriction of physical dining and the advancement of technology, the landscape for restaurateurs has permanently changed.

In addition to shifting consumer behavior and COVID restrictions, labor shortages and rising product costs have restaurant owners searching for alternative business models that will help them reach hungry customers.

To navigate this new culinary world, restaurateurs and entrepreneurs have flocked to "ghost" or "dark" kitchen models: stand-alone commercial kitchens designed only for catering and delivery service. Pitchbook reports (https://pitchbook.com/blog/emerging-space-ghost-kitchens) that a staggering $22 Billion in funding has been raised for companies in this exploding "ghost kitchen" market.

The Problem

Local companies can't find the space they need to take advantage of this new market

Affordable rentable kitchen space is essentially nonexistent in "The Triangle". While tech giants and venture capitalists may be benefiting from the booming food delivery scene, local business owners in NC are still struggling to tap into this growing demand. Demand for commercial kitchen space has spiked but capacity has not kept up. Simply put, **there isn't enough space for local restaurateurs to produce their meals**, and a growing population is only widening the gap between demand and capacity.

The Solution

Affordable all-inclusive co-working space for local food service businesses





HUBB Kitchens is helping local "foodpreneurs" start and grow their businesses in North Carolina with shared commercial kitchen spaces for rent by the hour, week, or month. We also provide cold and dry storage, plus business and marketing tools they need to run a smooth operation. We're solving problems for 3 distinct customer use cases:

HUBB Kitchens...
🧑‍🍳 Provides "ghost kitchen" services for existing restaurants needing expanded capacity or satellite locations
🚚 Hosts food truck operators & other foodpreneurs
🚀 Offers incubation and startup packages to help early-stage and first-time business owners

We're taking the proven and time-tested model of co-working and replacing offices with kitchens. We're also helping local businesses capitalize on a global trend to keep jobs and profits closer to home.

HUBB KITCHENS

Business and Marketing Services

Cold and Dry Storage

Wholesale Product

Bottling Facility

 Pricing



 **On-site Supply Deliveries**

 **Prep Stations**

 **Commercial Equipment**

 **Deep Fryers**

 **Dishwashing Stations**

 **24/7 Access**

 HUBB KITCHENS

Looking for your
one-stop shop for

 **Permits**
We are able to guide

 **ServSafe**
Let's get you certified!

one-stop shop for all your restaurant needs?

you through the process of getting your Health Department permitting and NCDA Permiting

With our founder being a registered instructor with regular classes, you will be able to get certified in no time!





Bookkeeping and Inventory

Need help with the accounting? We've got you covered! Let us share our industry knowledge on P&L creation and review, bookkeeping, and inventory management. We've started businesses ourselves and are eager to pass along what we've learned to save you from our mistakes.



Marketing and Branding

If you need help building your brand image, creating your logo and website, or creating a social media calendar to build your awareness and following, you've come to the right place! Our tech-savvy team will work with you to bring your vision to life!



Busines Planning

Need help with the logistics of starting your company? We have skilled advisors acknowledgable in business planning and financial forecasting!



Food Costs and Pricing

Don't know how much to charge? Let's talk through it. Our experts will be able to help you price your menu to be competitive as well as profitable.

Business Model

Flexible kitchen rentals + custom service add-ons

HUBB's main revenue stream is pay-per-use kitchen rentals. We charge by the hour, day, or month, providing flexible membership options based on the amount of time and space needed. Not only does this help keep our offerings highly cost-effective, but it also maximizes the utilization of our space.





In addition to the main kitchen rentals, we generate revenue from 4 additional value-add services:

1. Parking, prep, and storage space for food trucks
2. Subscription-based business, operations & regulatory management services
3. Subscription-based cold, frozen and dry storage services
4. Yearly membership dues

Traction

Happy Customers
Our customers have said some pretty nice things about us...



My company has grown exponentially since working at HUBB Kitchens.
- Andrew McCook
Blue Ox Bakery

Andrew grew his revenue by 54% since joining HUBB Kitchens in December of 2020.



Since joining HUBB, we have seen a crazy boom in business.
- Nick Dampf
Dampf Good BBQ

Within 8 months of HUBB Kitchens membership, Nick signed a full-time lease to his own brick and mortar location.



I'm so glad I decided to use HUBB... it gives me peace of mind.
- Crystal Butler
Quizine Orleans

Crystal was able to quit her job and work at her business full-time.

1st Location
At our first location we've achieved several key milestones:
▶ Profitable within 3 months
▶ Grew 12% MoM from December 2020 until April 2021

▶ Currently at 100% capacity

2nd Location
▶ First ever multi-concept ghost kitchen at RDU in collaboration with REEF Kitchens.
▶Opened July 2022.
▶Secured second location in separate airport located in the   Baltimore-Washington area.

Next Locations

Final details are being added to East Lenoir Location to prepare for late August opening.

To push full steam ahead on these new locations, our founder has been full-time at HUBB Kitchens since August 2021, and we've added 4 team members.

Competition
Overall the demand for ghost kitchen space is high and we don't anticipate any near-term market saturation. And while there are a few similar concepts, our business model and services present a unique offering.

Investment Summary

Anticipated Terms

Company is planning to offer an **8.5% equity stake** for a raise of $467,550.

Use of Funds

▶ $200,000: Team
▶ $80,000: Equipment purchases
▶ $50,000 : Dulles Airport design
▶ $45,000: Airport advisory
▶ $35,000: Property acquisition

Our People



Jason T Johnson, Founder

Jason has 16 years of restaurant management experience to efficiently and profitably operate the business. As the Founder and Managing Membe..



Katherine Symanowicz, Dir. of Marketing

With a focus in marketing, Katherine creates all content throughout our distribution channels and ensures a consistent company brand across ..



Jide Iruka, Marketing Strategist

A self-proclaimed foodie, Jide Iruka, a Boston native, enjoys the local food scene and supporting small business by ordering in, or dining o..

Read More

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Jon Comtois,
Dir. of Operations

A The Chef's Academy scholar, Jon has spent 9+ years in the Food & Hospitality industry. He is big on customer service and likes meeting..

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Dekisha Thompson,
Community Manager

Dekisha's culinary skills began when employed at The cheesecake Factory while obtaining her degree from Norfolk State University. Her pass..

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Will McGuire,
Advisor & Investor

Will McGuire is a business advisor and early investor in J. Johnson & Company L.L.C. (aka HUBB Kitchens). He is Founder & CEO of Inc..

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G Patel,
Senior Business Advisor

More than 15 years of dynamic experience across product development, hospitality, education, and mentorship have amplified G's entrepreneuri..

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Jason Widen,
Advisor & Investor

Founding Partner of HQ Raleigh which fosters inclusive communities of entrepreneurs through shared workspace creating lasting economic and s..

Read More



Incolo,
Business Consultant

Incolo is on a mission to create a level playing field by helping founders build businesses which have a scaling impact on those around them..

Read More

Common Questions

What is your expansion timeline?


2022 LOCATION ROADMAP
Location 2
Multi-Concept Ghost Kitchen at RDU Airport
Location 4
New Bern Avenue Ghost Kitchen
June
August
October
December
Location 3
1214 East Lenoir St
Raleigh, NC 27610
Location 5
9104 Glenwood Ave.
Raleigh, NC 27617

The small footprint hourly model is currently being proven with our first location breaking-even within 3 months of operations. Our second location opening late April or early May already has a waiting list for food truck clients. Our plan is to open 2-3 new locations starting 2022 using location 1 & 2 as the proven models. Late 2022 could be the acquisition of RTP real estate to have a home base of operations and also given us the ability to put our current two models under one roof. Over the next two years we will be looking to combine our two proven models into 1 facility to create our goal of "one stop shop".

Who are your target customers?

How do you market HUBB Kitchens?

Docs

Offering docs will be posted here when campaign is live

Download

(https://api.norcapsecurities.com/tapiv3/index.php/Stamp/PDF/SFVCQiBLaXRjaGVucw==/kxtl281021075519.pdf)

Risks

Investing carries general risks, such as losing all the money you invest. Some key risks will be listed below. Additional general and project-specific risks may be detailed here if the Regulation Crowdfunding securities offering goes live.

You can learn more about the risks of investing through Vicinity here (https://vicinitycapital.com/faq-investors/).

Disclosures

This is not currently a live securities offering.

- No money or other consideration is being solicited, and if sent in response, will not be accepted.

- No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only through an intermediary's platform.

- A person's indication of interest involves no obligation or commitment of any kind.



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Investments in private companies are particularly risky and may result in total loss of invested capital. Past performance of a security or a company does not guarantee future results or returns. Only investors who understand the risks and investment criteria (https://vicinitycapital.com/faq-investors) may invest.